PO BOX 9777
Federal Way, WA 98063-9777

Tel 253-924-5255
Fax 253-924-2013

June 30, 2011

Mr. Daniel L. Gordon
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Subject:
Weyerhaeuser Company
Form 10-K for the Year Ended December 31, 2010
File No. 1-04825

Dear Mr. Gordon:

We received your correspondence dated May 13, 2011 in which you commented on Weyerhaeuser Company's annual report on Form 10-K for the year ended December 31, 2010. Responses to your requests are included below.

Management's Discussion and Analysis of Financial Condition. . ., page 33

1.	Please quantify for us the amount of payroll and other general and administrative expenses capitalized in the year ended December 31, 2010 for real estate development.

Response
We do not capitalize general and administrative expenses for real estate development. As a matter of policy, general and administrative expenses are expensed as period costs. We capitalized $14 million of payroll in the year ended December 31, 2010, all of which was clearly associated with the acquisition, development or construction of real estate projects.

Restructuring, Closures and Asset Impairments, page 40

2.
We note your disclosure that during fourth quarter 2010, you recognized $92 million of impairment charges in the Wood Products segment primarily related to the decision to permanently close three Wood Products facilities that were previously indefinitely closed. Please tell us how you determined that these facilities were not impaired prior to the fourth quarter 2010. In your response, please tell us when these facilities were indefinitely closed and the extent to which and reasons why the cash flows expected to result from the use and eventual disposition of an indefinitely closed facility differ from those expected from a permanently closed facility.

Mr. Daniel L. Gordon
United States Securities and Exchange Commission
June 30, 2011

Response
We announced indefinite curtailments of an oriented strand board plant in Wawa, Ontario and a laminated strand lumber plant in Deerwood, Minnesota on October 18, 2007, and a lumber mill in Pine Hill, Alabama on February 5, 2009. The use of the phrases “indefinite curtailment” and “indefinite closure” indicate extended market downtime measured in months or years as opposed to weeks. Until the fourth quarter 2010 decision, management expected to restart the facilities when housing markets recovered and demand for the Company's products increased. Management's analysis indicated that the carrying amount of the three facilities would be recovered by future undiscounted cash flows once the facilities were restarted and operated over their remaining useful lives.

The weakness in the housing market has persisted longer than management and outside experts expected and the view on when the market will recover continues to be extended. The ongoing uncertainty about when housing starts will recover led to a conclusion in the fourth quarter of 2010 that the three facilities would not be needed in the near term. As a result, management concluded that it would be uneconomic to spend the money necessary to restart the three facilities given the extension in the estimated curtailment period. The fourth quarter 2010 decision caused the three facilities to fail the undiscounted cash flow test because management no longer planned to restart the facilities. As a result, the carrying amount of the three facilities was written down to estimated sale or liquidation value.

Pension and Postretirement Benefit Plans, page 50

3.
Please revise in future filings to discuss the material implications of uncertainties associated with the methods, assumptions, and estimates underlying your critical accounting measurements related to the valuation of pension plan assets or tell us how you determined such disclosure is not required. Please provide us with your proposed disclosure.

Response
We will disclose the material implications of uncertainties associated with the methods, assumptions, and estimates underlying the valuation of our pension plan assets in our critical accounting policies discussion and will make conforming changes to the pension and postretirement footnote in our annual report on Form 10-K for the year ending December 31, 2011. A draft of that disclosure follows.

The pension assets are stated at fair value based upon the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the reporting date. We do not value pension investments based upon a forced or distressed sale scenario. Instead, we consider both observable and unobservable inputs that reflect assumptions applied by market participants when setting the exit price of an asset or liability in an orderly transaction within the principal market of that asset or liability.

We value the pension plan assets based upon the observability of exit pricing inputs and classify pension plan assets based upon the lowest level input that is significant to the fair value measurement of the pension plan assets in their entirety. The fair value hierarchy we follow is outlined below:

Level 1: Inputs are unadjusted quoted prices for identical assets and liabilities traded in an active market.
Level 2: Inputs are quoted prices in non-active markets for which pricing inputs are observable either directly or indirectly at the reporting date.
Level 3: Inputs are derived from valuation techniques in which one or more significant inputs are unobservable.

Mr. Daniel L. Gordon
United States Securities and Exchange Commission
June 30, 2011

The pension assets are comprised of cash, derivative contracts, common and preferred stock and fund units. The fund units are typically limited liability interests in hedge funds, private equity funds, real estate funds and cash funds. Each of these assets participates in its own unique principal market.

Cash, when held directly, is valued at cost.

Common and preferred stocks are valued at exit prices quoted in the public markets.

Derivative contracts held by our pension trusts are not publicly traded and each derivative contract is specifically negotiated with a unique financial counterparty and references either illiquid fund units or a unique number of synthetic units of a publicly reported market index. The derivative contracts are valued based upon valuation statements received from the financial counterparties. We review embedded calculations in the valuation statements and compare referenced values to external sources.

Fund units are valued based upon the net asset values of the funds which we believe represent the per-unit prices at which new investors are permitted to invest and the prices at which existing investors are permitted to exit. To the degree net asset values as of the end of the year have not been received, we use the most recently reported net asset values and adjust for market events and cash flows that have occurred between the interim date and the end of the year to estimate the fair values as of the end of the year.

Assets that do not have readily available quoted prices in an active market will require a higher degree of judgment to value and have a higher degree of risk that the value that could have been realized upon sale as of the valuation date could be different from the reported value than assets with observable pricing inputs. It is possible that the full extent of market price, liquidity, currency, interest rate, or credit risks may not be fully factored into the fair values of our pension plan assets that use significant unobservable inputs. Approximately $__ billion, or __%, of our pension plan assets were classified as Level 3 assets as of December 31, 2011.
We estimate the fair value of pension plan assets based upon the information available during the year-end reporting process. In some cases, primarily private equity funds, the information available consists of net asset values as of an interim date, cash flows between the interim date and the end of the year, and market events. When the differences are significant, we revise the year-end estimated fair value of pension plan assets to incorporate year-end net asset values received after we have filed our annual report on Form 10-K. We increased the fair value of pension assets in the second quarter of 2011 by $140 million, or 2.9%.

4.
Please tell us in greater detail how you determined that the expected long-term rate of return on plan assets of 9.5% was appropriate. In your response, please tell us how your policy of placing added weight on more recent pension plan asset performance affected this estimate. In addition, please clarify how you determined that the expected rate of return on assets that fund your nonregistered plans of 4.75% was appropriate, specifically given that this rate is derived from an expected rate of return of 9.5% on the portion you are allowed to invest and manage and that the asset mix for the assets you are allowed to manage as disclosed on page 78 appears to be significantly different from the asset mix within your qualified and registered pension plans.

Mr. Daniel L. Gordon
United States Securities and Exchange Commission
June 30, 2011

Response
Following is detailed information in support of our expected long-term rate of return on pension assets as of December 31, 2010.

	Composition of investment portfolio	Long-term expected return
Direct investments:
Fixed income	16.4%	3.5%
Hedge funds	48.0	8.5
Private equity and related funds	33.1	10.0
Real estate and related funds	2.5	8.0
Common and preferred stock and equity index instruments	0.4	7.5
Accrued liabilities	(0.4)	—
	100%
Weighted average long-term expected return on direct investments		8.2
Incremental weighted average long-term expected return on derivatives		1.7
		9.9
Adjustment based on management judgment		(0.4)
Long-term expected return		9.5%

The total actual return on assets held by our pension trusts for the registered and qualified pension plans was a gain of $515 million for 2010 and a gain of $691 million for 2009. Those gains represent returns of approximately 11% and 17% for 2010 and 2009, respectively, based on average plan assets. We continue to believe that an expected long-term rate of return on plan assets of 9.5% is conservative in light of both recent pension plan asset performance and an actual rate of return of 15.3% over the 26 years that we have employed our U.S. pension trust investment strategy.

While it has been our intent to generate a return of 4.75% on nonregistered plan assets, actual returns have been below that level. The nonregistered plan assets were approximately $16 million as of December 31, 2010 and a revision to the expected long-term rate of return would be inconsequential. We expect to reduce the expected long-term rate of return on nonregistered plan assets as of December 31, 2011.

Note 9: Pension and Other Postretirement Benefit Plans, page 72

5.
Please describe for us in greater detail the inputs and valuation techniques used to measure the fair value of plan assets, particularly those categorized as level 3 assets. Tell us the significant assumptions used; how you determined that such assumptions are appropriate, including how you validate the techniques or models you use; the number of broker quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements; whether the broker quotes are binding or non-binding; and whether you make any adjustments to appraised values or NAVs provided and your basis for any such adjustments. To the extent material, please revise in future filings to include this additional disclosure here and in MD&A, as applicable, and provide us with your proposed disclosure.

Mr. Daniel L. Gordon
United States Securities and Exchange Commission
June 30, 2011

Response
We maintain two defined benefit plan master trusts that hold cash, public securities, derivative contracts (e.g. swap contracts) and units in partnerships and limited liability pools (“fund units”). All assets are valued based upon each asset's exit price that could be achieved by way of an orderly transaction between willing market participants. These exit prices are determined by each asset's principle market.

Cash is valued at the amount reported by the custodian as of the reporting date.

Public securities are valued based upon quoted market prices as of the reporting date obtained from a public database such as Bloomberg.

Derivative contracts are not publicly traded and each derivative contract is specifically negotiated with a unique financial counterparty and references either illiquid fund units or a unique number of synthetic units of a publicly reported financial index. The derivative contracts are valued based upon valuation statements received from the financial counterparties. We review embedded calculations in the valuation statements and compare referenced values to external sources.

Fund units are not publicly traded nor are they traded via external brokers. Therefore readily available quoted prices in an active market are not available for the fund units. Each unique fund unit is valued based upon per-unit values reported by fund managers, which in turn are based on fund manager estimates of the values of the individual investments held by the funds. We believe that the per-unit values reported by fund managers represent the price per unit at which new investors are permitted to invest and the price at which existing investors are permitted to exit.

We estimate the fair value of pension plan assets based upon the information available during the year-end reporting process. Many of our pension assets are illiquid and privately held and the per-unit prices are not determined or reported until after we have filed our annual report on Form 10-K. In those cases, the information available consists of net asset values as of an interim date, cash flows between the interim date and the end of the year, and market events. When the differences are significant, we revise the year-end estimated fair value of pension plan assets to incorporate year-end net asset values received after we have filed our annual report.

We have incorporated information provided above in the draft disclosure included in our response to comment 3.

6.
Please clarify for us what information you typically receive after you file your Form 10-K that is used to finalize fair values and explain to us the differences between your valuation techniques at year end and after this information is received.

Response
We revise the year-end estimated fair value of pension plan assets to incorporate the year-end values reflected in audited financial statements of fund units received after we have filed our annual report on Form 10-K.

7.
We note your disclosure that, while you do not target specific direct investment or derivative allocations, you have established guidelines on the percentage of pension trust assets that can be invested in certain categories. Please revise in future filings to disclose the guidelines on the percentage of pension trust assets that can be invested in each category disclosed. Refer to ASC 715-20-50-1. Provide us with your proposed disclosure.

Mr. Daniel L. Gordon
United States Securities and Exchange Commission
June 30, 2011

Response
We stated that “we have guidelines on the percentage of pension trust assets that can be invested in certain categories to provide diversification by investment type fund and investment managers, as well as to manage overall liquidity” in our annual report on Form 10-K for the year ended December 31, 2010. We do not have guidelines for each pension asset category disclosed. Further, our guidelines function as upper constraints on certain aspects of our pension investments to manage risk and the guidelines do not constitute target allocation percentages within the meaning of ASC 715-20-50-1. Our disclosure starting on page 77 of our annual report on 10-K under the caption “Managing Risk” captures the substance of how the guidelines are used to manage the different types of risks inherent in our pension plan investment strategies. We do not believe that disclosing the specific guidelines is required by U.S. GAAP and that doing so would not add meaningful information to our financial statements.

As requested in your comment letter, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please give me a call at (253) 924-5255.

Sincerely,
Weyerhaeuser Company

/s/ Jerald W. Richards

Jerald W. Richards
Chief Accounting Officer